Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,
	2011	2010
Earnings:	($ in millions)
Income before taxes	$283.5	$40.4
Add (deduct):
Equity in income of non-consolidated affiliates	(7.7)	(11.2)
Dividends received from non-consolidated affiliates	0.7	1.4
Capitalized interest	(0.4)	(0.4)
Fixed charges as described below	23.7	21.6
Total	$299.8	$51.8
Fixed charges:
Interest expensed and capitalized	$15.0	$13.5
Estimated interest factor in rent expense(1)	8.7	8.1
Total	$23.7	$21.6
Ratio of earnings to fixed charges	12.6	2.4

(1)      Amounts represent those portions of rent expense that are reasonable approximations of interest costs.